SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                          COMMISSION FILE NO. 000-24124

                           NOTIFICATION OF LATE FILING

  (Check One): [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q

For Period Ended:     MARCH 28, 1997

[  ] Transition Report on Form 10-K     [  ]   Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F     [  ]   Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION

Full name of registrant:     FRESH AMERICA CORP.

Former name if applicable:

Address of principal executive office:      ONE LINCOLN CENTRE, 5400
                                            LBJ FREEWAY, SUITE 1025

City, State and Zip Code:                   DALLAS, TX 75240

                         PART II. RULE 12B-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25 (b), the following should be completed. (Check appropriate box.)

[ ]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)  The accountant's statement or other exhibit required by Rule 12b-23
            (c) has been attached if applicable.

                               PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The report was not filed on May 12, 1997 due to a misunderstanding by the Registrant's EDGAR filing service. The EDGAR filing service incorrectly assumed the filing was due on May 15, 1997. However, due to the Registrant's quarter ending on March 28, 1997, the filing due date was May 12, 1997, not May 15, 1997. The Registrant was not aware that the Form 10-Q was not filed timely until May 13, 1997, and subsequently filed the 10-Q.

                           PART IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification:

            Robert C. Kiehnle      (972)       774-0575
                (Name)          (Area code)(Telephone number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).
             [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   Registrant

                              FRESH AMERICA CORP.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  MAY 13, 1997                 By: /s/ ROBERT C. KIEHNLE
                                        Executive Vice PResident and Chief
                                        Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.